ALLARITY THERAPEUTICS, INC.

24 SCHOOL STREET, 2ND FLOOR
BOSTON, MA 02108

May 8, 2024

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Re:	Allarity Therapeutics, Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-275224

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Allarity Therapeutics, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-1 (File No. 333-275224), together with the exhibits and amendments thereto, which was initially filed with the Commission on October 30, 2023 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter.

The Company has determined not to pursue, at this time, the public offering to which the Registration Statement relates. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have questions regarding this request, please contact the Company’s legal counsel, William N. Haddad of Venable LLP at (212) 503-9812 or Arif Soto of Venable LLP at (212) 503-0874.

Very truly yours,

ALLARITY THERAPEUTICS, INC.

By:	/s/ Thomas H. Jensen
Thomas H. Jensen Chief Executive Officer

cc:	William N. Haddad, Venable LLP
Arif Soto, Venable LLP